FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 28, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s
Press Release announcing Tenaris 2016 First Quarter Results.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2016 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, April 27, 2016. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2016 in comparison with its results for the quarter ended March 31, 2015.

Summary of 2016 First Quarter Results

(Comparison with fourth and first quarter of 2015)

	Q1 2016	Q4 2015		Q1 2015
Net sales ($ million)	1,257	1,420	(11%)	2,254	(44%)
Operating income ($ million)	42	24	73%	379	(89%)
Net income (loss) ($ million)	28	(45)	162%	254	(89%)
Shareholders’ net income (loss) ($ million)	18	(47)	139%	255	(93%)
Earnings (loss) per ADS ($)	0.03	(0.08)	139%	0.43	(93%)
Earnings (loss) per share ($)	0.02	(0.04)	139%	0.22	(93%)
EBITDA* ($ million)	205	223	(8%)	527	(61%)
EBITDA margin (% of net sales)	16.3%	15.7%		23.4%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). EBITDA includes severance charges of $12 million in Q1 2016, $34 million in Q4 2015 and $16 million in Q1 2015. If these charges were not included EBITDA would have been $218 million, 17.3% of sales in Q1 2016, $257 million, 18.1% of sales in Q4 2015,and $543 million, 24.1% of sales in Q1 2015.

Sales continue to decline sequentially affected by ongoing reductions in drilling activity worldwide and continuing pressure on selling prices, though average selling prices for the quarter were supported by sales of coating services for offshore line pipe projects in sub-Saharan Africa. Our EBITDA margin, however, remained stable sequentially supported by lower selling, general and administrative expenses. Net income returned to a positive level reflecting improved operating results, a positive contribution from non-consolidated companies and a lower tax charge.

Cash provided by operating activities reached $309 million during the quarter and after capital expenditures of $230 million we had positive free cash flow of $79 million. Our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) rose to $1.9 billion at March 31, 2016.

Market Background and Outlook

Oil prices have risen from their January lows, but will need to sustain higher levels for some months before oil and gas companies begin to increase investment levels. Meanwhile, drilling activity continues to decline in North America and the rest of the world with rig counts reaching post-war lows in the United States and Canada. With the reduction in activity, OCTG inventory levels in many parts of the world remain high in relation to consumption and we will see a second consecutive year of net destocking.

Over the past month, we have seen a rapid escalation in steel and raw material costs while OCTG pipe prices continue to decline on reduced consumption and pressure from excess inventories on the ground. This is unsustainable and we expect that OCTG prices will adjust to the new raw material and steel cost situation.

In this environment, our sales and margins in the next two quarters will be affected by volume and price declines reflecting lower drilling activity, the completion of deliveries to major South American pipeline projects and the current severe pricing context. By the end of the year, however, we expect sales to begin to recover based on a likely pick up in drilling activity in North America and our current order backlog for our Eastern Hemisphere operations.

We will continue to adjust our operations in these unfavorable conditions, concentrating on cost and cash flow management while strengthening our market position in preparation for an eventual recovery.

Analysis of 2016 First Quarter Results

Tubes Sales volume (thousand metric tons)	Q1 2016	Q4 2015		Q1 2015
Seamless	366	440	(17%)	655	(44%)
Welded	146	145	1%	160	(8%)
Total	512	585	(12%)	815	(37%)

Tubes	Q1 2016	Q4 2015		Q1 2015
(Net sales - $ million)
North America	380	487	(22%)	961	(60%)
South America	350	440	(20%)	487	(28%)
Europe	133	119	12%	236	(44%)
Middle East & Africa	239	199	20%	314	(24%)
Far East & Oceania	28	47	(40%)	78	(64%)
Total net sales ($ million)	1,130	1,292	(13%)	2,077	(46%)
Operating income ($ million) †	21	5	294%	370	(94%)
Operating income (% of sales)	1.9%	0.4%		17.8%

†Tubes Operating  income includes severance charges of $11 million in Q1 2016, $28 million in Q4 2015 and $15 million in Q1 2015.

Net sales of tubular products and services decreased 13% sequentially and 46% year on year. In North America sales declined due to lower drilling activity throughout the region and high OCTG inventory levels in relation to consumption. In South America sales declined due to lower drilling activity in Argentina and Colombia. In Europe sales increased sequentially due to a good level of shipments in the North Sea. In the Middle East & Africa our sales increased as we started to see a gradual increase in sales to national oil companies in the Middle East and we had a high level of sales of coating services for offshore line pipe projects in sub-Saharan Africa. In the Far East and Oceania, the decline in sales reflected a steep decline in shipments to Indonesia, Oceania and China.

Operating income from tubular products and services amounted to $21 million in the first quarter of 2016, compared to $5 million in the previous quarter and $370 million in the first quarter of 2015. The sequential increase is a result of a decline in selling, general and administrative expenses, mainly due to the collection of doubtful accounts provisioned in previous quarters and lower intangibles amortization charges, as in the previous quarter we suffer the full year effect of the reestimation in the useful life of customer relationships in Canada.

Others	Q1 2016	Q4 2015		Q1 2015
Net sales ($ million)	127	128	(1%)	177	(28%)
Operating income ($ million)	21	19	11%	9	132%
Operating income (% of sales)	16.6%	14.9%		5.1%

Net sales of other products and services decreased 1% sequentially as a decline in sales of industrial equipment in Brazil and sucker rods was offset by higher sales of pipes for electric conduit in the United States. The operating margin increased following an improvement in the results of our electric conduit business in the United States.

Selling, general and administrative expenses, or SG&A, amounted to $287 million, or 22.8% of net sales, in the first quarter of 2016, compared to $369 million, 26.0% in the previous quarter and $436 million, 19.4% in the first quarter of 2015. Sequentially SG&A declined 22%, due to lower charges for doubtful accounts, as we collected receivables from PDVSA provisioned in previous quarters, and lower amortization of intangibles.
Financial results amounted to a loss of $15 million in the first quarter of 2016, compared to a gain of $19 million in the previous quarter and a loss of $1 million in the same period of 2015. Losses in this quarter are mostly due to the impact from the Euro appreciation on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar and the impact from the Brazilian Real appreciation on hedging instruments. These results are to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $12 million in the first quarter of 2016, compared to a loss of $46 million in the previous quarter and a gain of $8 million the first quarter of 2015. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas (BSP:USIM). In the fourth quarter of 2015 these results were negatively affected by impairment charges on our investment in Usiminas.

Income tax charges totaled $11 million in the first quarter of 2016. During this quarter our tax rate was negatively affected by the effect of the Argentine peso devaluation on the tax base used to calculate deferred taxes at our Argentine subsidiaries which have the U.S. dollar as their functional currency.

Results attributable to non-controlling interests amounted to $10 million in the first quarter of 2016, compared to $2 million in the previous quarter and losses of $1 million in the first quarter of 2015. Results during this quarter are mainly attributable to our pipe coating subsidiary in Nigeria.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2016 was $309 million, compared to $203 million in the previous quarter and $878 million in the first quarter of 2015.

Capital expenditures amounted to $230 million for the first quarter of 2016, compared to $307 million in the previous quarter and $261 million in the first quarter of 2015.

At the end of the quarter, our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) amounted to $1.9 billion, compared to $1.8 billion at the beginning of the year.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 28, 2016, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730.0732 within North America or +1 530 379.4676 Internationally. The access number is “89190308”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1:00 pm on April 28 through 11:59 pm on May 6. To access the replay by phone, please dial +1 855 859.2056 or +1 404 537.3406 and enter passcode “89190308” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
Continuing operations	Unaudited
Net sales	1,257,254	2,253,555
Cost of sales	(927,393)	(1,440,692)
Gross profit	329,861	812,863
Selling, general and administrative expenses	(286,567)	(436,107)
Other operating income (expense), net	(1,130)	2,617
Operating income	42,164	379,373
Finance Income	19,895	12,107
Finance Cost	(4,304)	(6,257)
Other financial results	(30,158)	(7,270)
Income before equity in earnings of non-consolidated companies and income tax	27,597	377,953
Equity in earnings of non-consolidated companies	11,727	7,915
Income before income tax	39,324	385,868
Income tax	(11,374)	(131,925)
Income for the period	27,950	253,943

Attributable to:
Owners of the parent	18,161	255,082
Non-controlling interests	9,789	(1,139)
	27,950	253,943

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2016		At December 31, 2015
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,840,103		5,672,258
Intangible assets, net	2,087,412		2,143,452
Investments in non-consolidated companies	495,319		490,645
Available for sale assets	21,572		21,572
Other investments	369,511		394,746
Deferred tax assets	193,752		200,706
Receivables	213,890	9,221,559	220,564	9,143,943
Current assets
Inventories	1,604,225		1,843,467
Receivables and prepayments	154,818		148,846
Current tax assets	178,317		188,180
Trade receivables	1,152,667		1,135,129
Other investments	2,036,183		2,140,862
Cash and cash equivalents	531,762	5,657,972	286,547	5,743,031
Total assets		14,879,531		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent		11,808,693		11,713,344
Non-controlling interests		158,097		152,712
Total equity		11,966,790		11,866,056
LIABILITIES
Non-current liabilities
Borrowings	33,649		223,221
Deferred tax liabilities	681,655		750,325
Other liabilities	233,450		231,176
Provisions	63,711	1,012,465	61,421	1,266,143

Current liabilities
Borrowings	965,973		748,295
Current tax liabilities	161,328		136,018
Other liabilities	218,580		222,842
Provisions	13,503		8,995
Customer advances	90,495		134,780
Trade payables	450,397	1,900,276	503,845	1,754,775
Total liabilities		2,912,741		3,020,918
Total equity and liabilities		14,879,531		14,886,974

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2016	2015
Cash flows from operating activities	Unaudited

Income for the period	27,950	253,943
Adjustments for:
Depreciation and amortization	163,155	147,737
Income tax accruals less payments	(16,171)	14,137
Equity in earnings of non-consolidated companies	(11,727)	(7,915)
Interest accruals less payments, net	(19,399)	(4,451)
Changes in provisions	6,798	(10,586)
Changes in working capital	102,915	515,636
Other, including currency translation adjustment	55,626	(30,608)
Net cash provided by operating activities	309,147	877,893

Cash flows from investing activities
Capital expenditures	(230,249)	(261,259)
Changes in advance to suppliers of property, plant and equipment	14,258	2,294
Net loan to non-consolidated companies	(10,384)	(6,288)
Proceeds from disposal of property, plant and equipment and intangible assets	1,723	554
Cash flows from purchases and sales of securities, net	129,928	(536,731)
Net cash used in investing activities	(94,724)	(801,430)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries	(4,311)	-
Acquisitions of non-controlling interests	(366)	-
Proceeds from borrowings	253,471	607,310
Repayments of borrowings	(220,833)	(418,195)
Net cash provided by financing activities	27,961	189,115

Increase in cash and cash equivalents	242,384	265,578
Movement in cash and cash equivalents
At the beginning of the period	286,198	416,445
Effect of exchange rate changes	2,161	(10,206)
Increase in cash and cash equivalents	242,384	265,578
At March 31,	530,743	671,817

	At March 31,
Cash and cash equivalents	2016	2015
Cash and bank deposits	531,762	675,619
Bank overdrafts	(1,019)	(3,802)
	530,743	671,817